Exhibit 99.2

FOR IMMEDIATE RELEASE

Compugen Announces Appointment of Dr. Mathias Hukkelhoven
to its Board of Directors

HOLON, Israel – February 24, 2022 –Compugen Ltd. (Nasdaq: CGEN, “Compugen”, the “Company”), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, announced today the appointment of Mathias Hukkelhoven, Ph.D., formerly Senior Vice President, Global Regulatory, Safety & Biometrics at Bristol Myers Squibb, to its Board of Directors effective March 1, 2022. In addition, the Company announced that Dr. Jean-Pierre Bizzari will retire from its Board of Directors.

“I am delighted to welcome Math to Compugen’s Board,” said Paul Sekhri, Chairman of the Board. “His considerable experience in immuno-oncology drug development including involvement in five break-through designation applications for IO therapies to treat life-threatening cancers is invaluable as we continue progressing our innovative pipeline of potential first-in-class immuno-oncology drugs aimed at addressing novel drug targets discovered computationally by Compugen. I would also like to thank Jean-Pierre who will end his tenure as a director on March 1, 2022, for his contributions to Compugen.”

“I had the privileged opportunity to play a key role in the introduction of transformational immune-based therapies that are today changing patients’ lives.  But more needs to be done, as many patients are resistant to these therapies. This is what excites me about the work being conducted at Compugen in understanding immune-resistance through their ground-breaking research on the DNAM-1 axis, specifically PVRIG and TIGIT. I look forward to working with the board and management at Compugen, to bring the next potentially first-in-class immunotherapies to patients with the greatest urgency, many of whom do not have time to wait,” said Math Hukkelhoven, Ph.D.

Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and recently as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Math has been a consultant for several biotech companies, R&D Strategy Advisor for LianBio and Senior Advisor for McKinsey. Math joined Bristol Myers Squibb in March 2010 as the Senior Vice President, Global Regulatory, Safety & Biometrics and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. He was accountable for setting regulatory strategy and driving execution of global regulatory and pharmacovigilance plans for Bristol Myers Squibb. He led the regulatory and development efforts across the product development and commercialization process to ensure optimal regulatory strategy and interactions at each step of the process - research and development, manufacturing, and commercialization. Prior to joining Bristol Myers Squibb, Math held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Math received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody, for the treatment of solid tumors, in Phase 1 as a single agent and in dual, and triple combinations; COM902, a potential best-in-class monoclonal antibody targeting TIGIT for the treatment of solid and hematological tumors, undergoing Phase 1 studies as a single agent and in dual combination with COM701. Partnered programs include an antibody targeting ILDR2 in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2939) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the “"Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

Investor Relations Contact:
John Mullaly
LifeSci Advisors, LLC
Email: jmullaly@lifesciadvisors.com
Tel: +1 (617) 429-3548